

18000655

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

RT Processing
MAY 29 2018
Washington, DC

SEC FILE NUMBER
8- 17613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 AND ENDING 03/31/18

<p style="text-align:center">MM/DD/YY   MM/DD/YY</p>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2440 CAMINO RAMON, SUITE 103

<p style="text-align:center">(No. and Street)</p>

SAN RAMON	CA	94583
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLARENCE YEE (925) 866-2882

<p style="text-align:right">(Area Code – Telephone Number)</p>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, CPA'S

<p style="text-align:center">(Name – if individual, state last, first, middle name)</p>

22320 FOOTHILL BLVD., SUITE 430	HAYWARD	CA	94541
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, CLARENCE YEE , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY , as
of MARCH 31 , 20 18 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

Clarence Gee
Signature

PRESIDENT
Title

SEE CERTIFICATE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.   (STATEMENT OF CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 23rd day of May , 20 18 , by Clarence Yee

_____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA WICH
Notary Public - California
Contra Costa County
Commission # 2163248
My Comm. Expires Sep 17, 2020

(Seal)

Signature _____

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of L.S.Y., Inc. dba American Investors Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.S.Y., Inc. dba American Investors Company as of March 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.S.Y., Inc. dba American Investors Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.S.Y., Inc. dba American Investors Company's management. Our responsibility is to express an opinion on L.S.Y., Inc. dba American Investors Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to L.S.Y., Inc. dba American Investors Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, III, IV, pages 10-13 have been subjected to audit procedures performed in conjunction with the audit of L.S.Y., Inc. dba American Investors Company's financial statements. The supplemental information is the responsibility of L.S.Y., Inc. dba American Investors Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, III, IV, pages 10-13 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hansen & Company

We have served as L.S.Y., Inc. dba American Investors Company's auditor since 1973.

Hayward, California

May 24, 2018

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

ASSETS

Cash and cash equivalents	$ 881,355
Commissions and fees receivable	1,423,855
Marketable securities	307,079
Furniture and equipment, at cost,	
less accumulated depreciation of $36,935	18,550
Other assets	14,964
Total assets	$ 2,645,803

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable		$ 19,490
Commissions payable		1,281,956
Accrued wages and benefits		378,370
Payroll taxes payable		21,820
Income tax payable		13,240
Deferred income tax		56,600
Allowance for litigation costs		50,000
Total liabilities		1,821,476
Shareholders' equity		
Capital stock - authorized 100,000 shares;		
$10 stated value; issued and outstanding		
7,000 shares	$ 70,000	
Paid in surplus	50,475	
Retained earnings	703,852	
Total shareholders' equity		824,327
Total liabilities and		
shareholders' equity		$ 2,645,803

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2018

REVENUES

Commissions		$ 5,745,852
Fees		6,290,981
Other		102,429
Total revenues		12,139,262

OPERATING EXPENSES

Commissions	$ 10,399,377	
Advertising	5,027	
Automobile and travel	7,465	
Depreciation	9,650	
Dues and subscriptions	7,853	
Employee benefits	126,222	
Insurance	6,454	
Miscellaneous	5,177	
Office salaries	904,671	
Officers' salaries	279,026	
Office supplies and postage	10,908	
Outside services	31,319	
Professional services	31,533	
Rent	81,950	
Repairs and maintenance	10,687	
Taxes, licenses and regulatory fees	119,680	
Telephone	11,127	
Total operating expenses		12,048,126
Income before income taxes		91,136
INCOME TAXES		17,440
NET INCOME		$ 73,696

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2018

	Balance March 31, 2017	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2018
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	50,475	---	---	50,475
Retained earnings	630,156	73,696	---	703,852
Total	$ 750,631	$ 73,696	$ ---	$ 824,327

See accompanying notes.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 73,696
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,650
(Increase) decrease in:	
Commissions and fees receivable	(85,894)
Marketable securities	(43,009)
Prepaid expenses	6,565
Other assets	3,143
Increase (decrease) in:	
Accounts payable	(2,103)
Commissions payable	40,055
Accrued wages and benefits	128,670
Payroll taxes payable	6,614
Income taxes	16,640
Allowance for litigation costs	10,000
Net cash provided by operating activities	164,027

CASH FLOWS FROM INVESTING ACTIVITIES ---

CASH FLOWS FROM FINANCING ACTIVITIES ---

NET INCREASE IN CASH AND CASH EQUIVALENTS	164,027
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	717,328
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 881,355

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ ---
Income taxes	$ 800

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, generates commissions through sales of various products and generates fees through investment management and advisory services.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to seven years, the useful lives of the furniture and equipment.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for material differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are provided for considering unrealized gain on investment securities, depreciation timing differences, and the allowance for litigation costs. Valuation allowances are established when necessary to reduce deferred tax liabilities to the amount due for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2018.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2018 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $660,509.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 29, 2018 through March 29, 2019 for itself and its registered representatives. The total premium for the policy period will be $151,056. As of March 31, 2018 the portion of the premium earned by the insurance provider for three days is not material. The Company has made a down payment of $22,658 and received reimbursements of $19,330. The unpaid balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $71,616 resulting in unrealized gains of $235,463 as of March 31, 2018, including an unrealized gain of $43,009 for the year ended March 31, 2018.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to twenty-five percent of each employees' annual net compensation, to a maximum of $55,000, may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends December 31. Pension plan expense for the fiscal year ended March 31, 2018, included in employee benefits expense, is $118,370.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

NOTE 9 – The Company entered into a lease for its current administrative offices effective April 17, 2015 and extending through April 16, 2021. Monthly lease payments required over the term of the lease range from $6,193 to $7,211. Rent for the first two full calendar months was abated.

Total rent expense for the year was $81,950

Future annual minimum payments under the current lease, for years ending March 31, are as follows:

YEAR	AMOUNT
2019	80,124
2020	83,061
2021	86,265
2022	3,846
Total	$253,296

NOTE 10 – Management has provided for potential litigation with an allowance for litigation costs of $50,000. As of March 31, 2018 and for the period April 1, 2017 through May 24, 2018 the Company had no threatened, potential, or settled litigation.

NOTE 11 – Management has evaluated subsequent events through May 24, 2018, the date the financial statements were available to be issued.

NOTE 12 – Income tax expense represents the Company's actual and deferred tax for the fiscal year ended March 31, 2018. A deferred income tax in the approximate net amount of $56,600, resulting from timing differences related to depreciation, net unrealized gain from marketable securities, and the allowance for litigation costs, has been recognized as a liability.

Income taxes is comprised of the following:

	FEDERAL	STATE	TOTAL
Current	$ 9,680	$ 4,360	$ 14,040
Deferred Tax	(200)	3,600	3,400
	$ 9,480	$ 7,960	$ 17,440

The Company's federal tax returns for the years ended March 31, 2015 through March 31, 2017 remain subject to examination by the taxing authorities. In addition to the above years, the state tax return remains subject to examination for the year ended March 31, 2014.

The Company's federal and state tax returns for the fiscal year ended March 31, 2018 have not yet been filed and would be subject to examination by the taxing authorities when filed.

SUPPLEMENTARY INFORMATION

SCHEDULE I   COMPUTATION OF NET CAPITAL

MARCH 31, 2018

TOTAL OWNERSHIP EQUITY $ 824,327

DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE
 FOR NET CAPITAL

Petty cash	$ 100	
Net commissions receivable	110,112	
Other receivables	4,423	
Prepaid expenses	3,329	
Net equipment	18,550	
Security deposit	7,211	143,725

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL   680,602

DEDUCTIONS   ---

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS   680,602

HAIRCUTS ON SECURITIES

Marketable securities (15%)	46,062	
Marketable securities - Undue concentration:		
(15% of excess market value of 3000 shares		
of NDAQ ($258,660) over 10% of net capital		
before haircuts on securities positions)	28,590	
NFS accounts (2%)	3,021	77,673

NET CAPITAL $ 602,929

See accompanying notes.

SCHEDULE II   RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED

AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2018

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS $ 946,664

ADJUSTMENTS

    Increase in non allowable net commissions receivable   (122)

    Increase in income accruals:

      Commissions receivable   6,248

      Increase in NFS Account balance   1,140

    Adjustments to expense accruals:

Accounts payable	$(39)	
Commissions payable	24,785	
Accrued wages and benefits	(332,185)	
Accrued payroll taxes	(21,820)	
Income taxes	(16,640)	(345,899)

    Increase in NFS Account haircut   (22)

    Increase in undue concentration haircut   (5,079)

NET CAPITAL PER AUDITED FINANCIAL STATEMENTS $ 602,930

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III   COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2018

MINIMUM NET CAPITAL REQUIRED		$ 121,433
MINIMUM DOLLAR NET CAPITAL REQUIREMENT **OF BROKER OR DEALER**		$ 5,000
NET CAPITAL REQUIREMENT		$ 121,433

EXCESS NET CAPITAL

Net capital	$ 602,930	
Less net capital requirement	121,433	
Excess net capital		$ 481,497

EXCESS NET CAPITAL AT 1,000%

Net capital	$ 602,930	
Less: 10% of total aggregate indebtedness	182,148	
Excess net capital at 1,000%		$ 420,782

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV   COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2018

TOTAL A-1 LIABILITIES $ 1,821,476

ADJUSTMENTS   ---

TOTAL AGGREGATE INDEBTEDNESS $ 1,821,476

PERCENTAGE OF AGGREGATE INDEBTEDNESS
  TO NET CAPITAL   302%

PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL   68.8%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of L.S.Y., Inc. dba American Investors Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.S.Y., Inc. dba American Investors Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.S.Y., Inc. dba American Investors Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) L.S.Y., Inc. dba American Investors Company stated that L.S.Y., Inc. dba American Investors Company met the identified exemption provisions throughout the most recent fiscal year without exception. L.S.Y., Inc. dba American Investors Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.S.Y., Inc. dba American Investors Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hansen & Company

Hayward, California

May 24, 2018



AMERICAN
Investors Company

(925) 866-2882 ● Fax (925) 866-8989
2440 Camino Ramon, Suite 103
P.O. Box 1307
San Ramon, CA 94583
www.americaninvestorsco.com

May 23, 2018

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

L.S.Y. Inc., dba American Investors Company (AIC) is a broker-dealer who does not directly handle customer funds or securities or any other duties associated with a clearing broker-dealer. AIC is registered with the U.S. Securities and Exchange Commission (SEC).

In accordance with Rul17a-5 of §240 of the Securities and Exchange Act of 1934, AIC performs an annual audit and files a "Report pursuant to Rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. In the report, AIC claims exemption to Rule 15c3-3 based on exemption k(2)(ii), which is noted below.

(k) Exemptions.
(2) The provisions of this section shall not be applicable to a broker or dealer:
(ii) Who, as an introducing broker-dealer, clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer, AIC promptly transmits all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rule 17a-3 and 17a-4.

The nature of the business of AIC qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts; AIC has met the identified exemption provisions throughout the fiscal year ended March 31, 2018 without exception.

Sincerely,

Clarence Yee
President

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of L.S.Y., Inc. dba American Investors Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by L.S.Y., Inc. dba American Investors Company and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of L.S.Y., Inc. dba American Investors Company for the year ended March 31, 2018, solely to assist you and SIPC in evaluating L.S.Y., Inc. dba American Investors Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.S.Y., Inc. dba American Investors Company's management is responsible for L.S.Y., Inc. dba American Investors Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the AICPA. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hayward, California

May 24, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 3/31/2018
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17613 FINRA MAR
LSY INC
D/B/A AMERICAN INVESTORS COMPANY
2440 CAMINO RAMON STE 103
SAN RAMON CA 94583-4322

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Clarence Yee, (925)866-288?

2. A. General Assessment (item 2e from page 2) $ 10,927

  B. Less payment made with SIPC-6 filed (**exclude Interest**)   (5,188)

     10/25/2017
     Date Paid

  C. Less prior overpayment applied   ( )

  D. Assessment balance due or (overpayment)   5,739

  E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum

  F. Total assessment balance and interest due (or overpayment carried forward) $ 5,739

  G. **PAYMENT:** √ the box
    Check mailed to P.O. Box ☒   Funds Wired ☐
    Total (must be same as F above) $ 5,739

  H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all Information contained herein is true, correct and complete.

L.S.Y., Inc. dba American Investors Company
(Name of Corporation, Partnership or other organization)

Clarence Yee
(Authorized Signature)

Dated the 23 rd day of May , 20 18 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years In an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2017
and ending 3/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 12,139,262

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

     Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   < 4,722,456 >

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   < 73,865 >

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   < 43,009 >

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   < 2,306 >

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     Bank Interest, Dividend Income   < 8,247 >

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,677

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 592

     Enter the greater of line (i) or (ii)   < 4,677 >

     Total deductions   < 4,854,560 >

2d. SIPC Net Operating Revenues $ 7,284,702

2e. General Assessment @ .0015 $ 10,927

(to page 1, line 2.A.)

2

VOID VOID VOID VOID

2190

AMERICAN INVESTORS COMPANY
PO BOX 1307 2440 CAMINO RAMON STE 103
SAN RAMON, CA 94583
925-866-2882

11-204/1210

DATE 5/23/2018

PAY
TO THE
ORDER OF ___ SIPC ___ $ 5,739.00

— Five thousand seven hundred thirtynine & ⁴⁰/₁₀₀ DOLLARS

CALIFORNIA BANK TRUST
HAYWARD OFFICE
785 SOUTHLAND DR., HAYWARD, CALIFORNIA 94545

FOR SIPC-7, H.S.V., Inc

Clarence Yu

⑈000 2190⑈ ⑈ 1 2100 2042 ⑈: 1 2700 98131⑈